Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company” or “NGP”) and its subsidiaries (together, “the Group”) for the three months ended September 30, 2011. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2011 and its unaudited consolidated interim financial statements for the three months ended September 30, 2011. The financial statements for the three months ended September 30, 2011 were prepared in accordance with IAS 34,

Interim financial reporting and IFRS 1, First-time adoption of IFRS, and represent our first financial statements prepared under IFRS. Details of the adjustments made on conversion to IFRS are provided in note 31 of the interim financial statements.

All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is November 25, 2011. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 20).

DESCRIPTION OF BUSINESS

NGP is an experienced geothermal energy company focusing on the development and generation of clean, sustainable electrical power from geothermal resources in the United States. The Company has focused its activities in states with Renewable Portfolio Standards that require a minimum proportion of renewable power as part of their overall power supply. The Company operates the Faulkner 1 geothermal power plant, at Blue Mountain, owned by the Company’s subsidiary NGP Blue Mountain I LLC (“NGP I”), which was completed in October 2009. In addition, the Company holds leases on other projects in various stages of development: Three in Nevada (where the Blue Mountain power plant is also located), three in California’s Imperial Valley and a joint venture in Oregon.

Management believes that geothermal energy will play an expanding role in supplying future energy demand and that the value of electricity and environmental credits will increase in future years. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as is, for example, wind and solar power). The Company also evaluates other renewable power technologies, such as wind and solar, where they can complement the Company’s geothermal projects.

Generally, given the development of technology to date, a commercial geothermal resource comprises a hot underground water system at depths up to a mile and sometimes deeper. Electricity is generated from geothermal resources by using water or steam to either drive turbines directly or, in binary systems, to heat a lower boiling-point working fluid, such as pentane or butane, which in turn drives turbines, thereby creating renewable electric power. Cooled water is re-injected into the geothermal reservoir where it is reheated to be used again. Geothermal power plants require large investments in exploration, wellfield development and plant construction, but annual operating costs are low, resulting in healthy operating profit margins.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

OVERALL PERFORMANCE

Blue Mountain power plant

	September 30,	September 30,	Variance	%
	2011	2010

Net power production (MWh)	66,210	75,065	(8,855)	(12%	)
Revenue from electricity production	$5,220,641	$5,857,017	$(636,376)	(11%	)
EBITDA*	3,769,994	3,292,337	477,657	15%
Net loss	(2,300,466)	(3,478,393)	1,177,927	(34%	)
	September 30,	June 30,	Variance	%
	2011	2011

Cash & cash equivalents	$9,708,286	$3,781,035	5,927,251	157%
Property, plant and equipment	110,016,186	117,416,866	(7,400,680)	(6%	)
Long-term liabilities	156,465,039	157,163,250	(698,211)	(0%	)

* Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by IFRS. It is defined by the Company as operating profit excluding depreciation and amortization. The Company is including EBITDA in the segmental analysis because it is a key measure used by management to evaluate performance.

The Blue Mountain power plant supplies energy to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). The plant produced an average of approximately 30 MW (net) during the quarter ended September 30, 2011, down from approximately 34 MW (net) during the quarter ended June 30, 2011. This is below the plant capacity and previous production levels for the following reasons: Power production is normally lowest during the warmer months of the year (May-September) due to decreased plant efficiencies, and an auxiliary pump failure and resulting localized fire shut down production from one of the plant’s three power units for six weeks during September and October 2011.

Current modeling suggests that plant inlet temperatures will gradually decline over time without changes to the wellfield operation. Consequently, one of the terms of its loan agreement with John Hancock Life Insurance (“John Hancock”) requires NGP I to constrain power production to the NVE PPA minimum (35 MW (net) in the 2011 calendar year declining 3% per year) until third party consultants provide a satisfactory resource report supporting higher production. The predicted temperature decline results from injection wells that are too close to production wells to provide time to re-heat recycled brine. The solution is more distributed injection and injection further from the current production wells. During the 2011 financial year, NGP I completed drilling of two injection test wells to the south of the production field (wells 86-22 and 34-23). Unfortunately the wells showed only marginal permeability associated with a weak thermal zone and are not connected to the plant at this time. As a next step, the Company started a program of wellfield optimization, testing and stimulation. The Company, together with its resource consultants, have incorporated new well data, current test results and field operating history into an updated reservoir model, and have developed a mitigation plan to further re-distribute injection and reduce the rate of temperature decline. Funds set aside at the time of the John Hancock financing will be used for this work.

NGP I is the beneficiary of grants of approximately $65.7 million awarded by the US Treasury under the 2009 American Recovery and Reinvestment Act (“ARRA”), a program that augmented production tax credits that were difficult to monetize following the financial crisis. Approximately $7.9 million of the US Treasury grant was received during July 2011, reducing the book value of property, plant and equipment and increasing cash held in the segment.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Financing for the Blue Mountain project is comprised of approximately $91.7 million senior debt provided by John Hancock to NGP I and a mezzanine loan, with a balance as at September 30, 2011 of approximately $91.3 million, provided by EIG Global Energy Partners (“EIG”) to NGP I’s holding company, NGP Blue Mountain Holdco LLC (“BM Holdco”). The John Hancock loan is supported by a United States Department of Energy (“DOE”) Financial Institutions Partnership Program (“FIPP”) guarantee. The FIPP program, supported by the 2009 ARRA is designed to facilitate long term financing for renewable energy development projects using commercial technology and applies to up to 80% of the loan amount. The EIG loan is repaid with cash flows available after servicing the John Hancock loan, and accordingly carries an interest rate of 14% compared to 4.14% for the John Hancock loan.

Current resource forecasts predict that BM Holdco will not be able to service the EIG loan for the full loan term with the cash that will be available for distribution to BM Holdco after servicing the John Hancock loan. BM Holdco anticipates breaching the EIG debt service coverage ratio (“DSCR”) covenant at December 31, 2011. The reduction in plant revenue caused by the pump failure during September, has reduced the cash available to make EIG’s minimum required interest payment for the next quarter placing the minimum payment at some risk. EIG is not expected to declare a default under the loan but if the loan is placed in default it could result in the loss of the Group’s equity interest in the Blue Mountain project.

The Company is working with advisors, such as Marathon Capital who are engaged to raise tax assisted funds, and has entered into negotiations with EIG regarding changes to their loan terms. As at September 30, 2011 and as at the date of these financial statements, the outcome of these activities is unknown and subject to considerable uncertainty. No cash from the Blue Mountain project, other than payment for services provided, is available to the rest of the Group until the EIG loan balance is paid down to a target level as defined in the agreement, which was $63.8 million at September 30, 2011. Under current loan terms, the Group remains dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties.

Crump Geyser project

	September 30,	September 30,	Variance	%
	2011	2010

Consulting revenue	$3,028	$-	$3,028	-
EBITDA	(17,171)	58,575	(75,746)	(129%	)
Net loss	(17,171)	58,575	(75,746)	(129%	)
	September 30,	June 30,	Variance	%
	2011	2011

Cash & cash equivalents	$19,026	$42,885	(23,859)	(56%	)

During the 2011 year the Company and Ormat Nevada Inc. (“Ormat”), formed a 50/50 joint venture company, Crump Geothermal Company LLC (“CGC”), for the development of the Crump Geyser project. The joint venture is being accounted for using the proportionate consolidation method, and the results above reflect the Group’s 50% interest in the project, after the recognition of funding provided by Ormat and a government grant, both of which reduced expenses recognized.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Ormat is owned by Ormat Technologies Inc., a major NYSE listed (symbol “ORA”) vertically-integrated company primarily engaged in the geothermal and recovered energy power business. Ormat Technologies Inc. designs, develops, owns and operates geothermal and recovered energy-based power plants around the world and has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. Under the agreement, Ormat provides financing and project management. CGC completed a deep, full-size development well at the Crump Geyser property during the last six months of the previous financial year. It encountered temperatures at the lower end of the commercial range and intersected permeability that may allow it to be used for injection. A follow-up drilling program began during the fourth quarter of the 2011 financial year and was continued during the quarter under review. Additional development well permits have been requested and are in the approval process.

On October 29, 2009, the Company was granted $1.8 million in cost share funding for the Crump Geyser project by the DOE. The grant reimburses approximately 50% of qualifying expenditures, with phase I expenditures reimbursed at 80% and later expenditures at a lower rate. In addition, the project may be able to benefit from a grant under the ARRA, which provides an investment tax credit (“ITC”) of 30% of qualifying expenditures and an option to elect a cash grant in its place, if qualifying investments are made by December 31, 2011 and if operations are commercial by December 31, 2013. The Company is aware of efforts to extend the commercial operation deadline for a 30% ITC through 2016, without which geothermal projects are eligible for a 10% ITC. An extension requires US Congress approval.

The second payment of $200,000 provided for under the joint venture agreement was received during October 2011. A third payment of $500,000 is due in October 2012, and an additional $1.7 million is due in October 2013, or upon the commercial operation date if earlier. Ormat may elect to terminate the agreement before completing its initial investment of $15 million, in which case the property reverts to the Group.

Other projects

	September 30,	September 30,	Variance	%
	2011	2010

EBITDA	$(848,231)	$(111,602)	(736,629)	660%
Net loss	(865,113)	(123,101)	(742,012)	603%
	September 30,	June 30,	Variance	%
	2011	2011

Cash & cash equivalents	$82,539	$113,384	(30,845)	(27%	)
Property, plant and equipment	241,763	261,163	(19,400)	(7%	)
Resource property interests	2,263,732	2,263,732	-	-

Under the Company’s IFRS accounting policies, costs relating to the acquisition of resource properties are capitalized, but costs relating to the exploration for and evaluation of resource properties are recognised in profit or loss. Development costs are capitalized once there is more certainty regarding the ability to complete a project at the specific site. Exploration costs had previously been capitalized under Canadian GAAP.

During the 4th quarter of the 2011 financial year the Company purchased three properties in California’s Imperial Valley from Iceland America Energy (“IAE”) for approximately $680,000 cash and 6,074,069 shares, of which approximately 5 million shares were issued to Reykjavik Energy Invest hf, a subsidiary of the City of Reykjavik's geothermal utility Orkuveita Reykjavikur (Iceland) which became a significant owner of the Company. The Company has identified the New Truckhaven project as its first target for development in the Imperial Valley, and focused on advancing this project, as well as the North Valley project during the quarter under review. Work under the $1.6 million DOE cost sharing grant transferred to the Pumpernickel project also commenced during the quarter.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Corporate

	September 30,	September 30,	Variance	%
	2011	2010

EBITDA	$(473,267)	$(457,060)	$(16,207)	4%
Net loss	(496,584)	(476,057)	(20,527)	4%
	September 30,	June 30,	Variance	%
	2011	2011

Cash & cash equivalents	$3,784,274	$5,524,147	(1,739,873)	(31%	)

The Group’s corporate head office is located in Vancouver, Canada. Under the current EIG loan terms discussed above, the rest of the Group can not access funds generated by the Blue Mountain project, and accordingly the Group is dependant on its corporate cash resources and its ability to raise additional cash to fund work on its other projects and corporate activities. Funding is also provided by government grants for the Crump and Pumpernickel projects, and current Crump activities are funded by Ormat. In order to conserve cash in current market conditions, the Company has reduced its expenditures on certain project development and other activities.

RESOURCE PROPERTY INTERESTS

As at September 30, 2011, the Company’s resource property interests were comprised of the following:

Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. NGP I has leased the geothermal mineral interest in 17 land sections covering 18 square miles (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and Blue Mountain Research and Development LLC. The Company holds a 100% geothermal mineral working interest, and is entitled to explore, develop, and produce any geothermal resources located on the property. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% in 2020.

On October 10, 2009, the Company declared substantial completion of its power plant at Blue Mountain and began operation. Since start-up, the Company has completed several additional wells including successful injectors 58-11 and 91-15 and is continuing in its effort to optimize and increase power production. Injection drilling, funded by the John Hancock/DOE loan, has been completed at wells 86-22 and 34-23, encountering limited permeability. Wells 86-22 and 38-14 were stimulated during the final quarter of the 2011 financial year and the permeability modestly improved at well 38-14.

During the quarter under review, no further drilling or testing took place, but independent resource reports were completed, and a detailed mitigation plan to further redistribute injection and preserve resource capacity was developed. Funding for the mitigation plan will come from the remaining funds set aside for drilling at the time of the John Hancock loan closing. Well 58A-15 was also connected for injection, and injection into the well commenced in early November 2011 at a rate of 600gpm.

The Company has also recently completed a comprehensive report on the geology of the area, which identified western drilling targets that have the potential to increase power production to the originally estimated level of more than 40 MW (net).

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Blue Mountain Wind Project

Although the Company's business and primary focus will continue to be on new geothermal power development, the Company is assessing the feasibility of developing a wind project to take advantage of wind in Desert Valley adjacent to Blue Mountain, where there is readily available land with excellent road access, existing project infrastructure and excess power line capacity connecting the site to the power grid.

The Company has acquired lease options and wind development rights on 11 square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Two widely-spaced wind measurement towers, SoDAR measuring equipment, data logging and satellite data transmission equipment were installed in January 2011 to determine wind velocities and other characteristics throughout the next 12 months. Results to date indicate steady wind that is commercially marginal.

Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 11 square miles (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line is required to connect the property to the 120kV line at the Kramer Hills substation to the north. A 1 ½ square mile portion of the leases was acquired from Ormat under an agreement that provides the Company preferred power plant equipment pricing, provides Ormat a right of first refusal to supply the equipment, and provides Ehni Enterprises Inc. an overriding royalty of 0.5% of revenue from the acquired lands.

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) well offsetting the hot springs and intersecting fault structures bearing geothermal fluid at depth. The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km. Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range. Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

Phase I and II Transmission Interconnection Studies are complete and the Company is in the queue for necessary transmission rights. In late 2010 construction of a development well pad was completed and conductor casing was installed in the wholly private, south half of section four. Work has been ongoing in preparation for future drilling, including preparing plans of operation and an application for a federal unit. A DOE grant was successfully transferred from North Valley to Pumpernickel Valley, and work under the grant has commenced. During the quarter, planning and preparation for cultural and biological surveys took place, which will lead to permitting activities and National Environmental Policy Act (“NEPA”) review, including environmental and archaeological surveys. These initial permitting requirements are expected to lead to sub-soil gas sampling by approximately mid 2012.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

North Valley Project – Washoe and Churchill Counties – Nevada

The Company has a total of 10 square miles (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drill holes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). Right of way approval was granted by the BLM in July and a thermal gradient observation well was completed during August 2011, intersecting intensely altered, layered and faulted volcanic rocks and a subsurface temperature gradient of 285ºC/km.

Crump Geyser Geothermal Project – Lake County – Oregon (Joint venture)

The Company has signed a 50/50 Joint Venture Letter Agreement with Ormat to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The project could be completed in 2013 to be eligible for a 30% federal ITC grant.

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon, and consists of leases totalling 11 square miles (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues and a third party consulting firm has estimated an inferred 40 MW (net) geothermal resource (90% probability). Additional state land leases totalling 24 square miles (15,389 acres) were acquired during the quarter. Environmental studies and a NEPA review by the DOE are complete and the DOE has given authorization to proceed to Phase II drilling, partially funded by an approximately $1.8 million matching grant from the US DOE under the ARRA.

A development test well completed to 5,000 feet in early 2011 has undergone production and injection tests. It encountered temperatures at the lower end of the commercial range (maximum temperature 130ºC, 265ºF), and intersected permeability that may allow it to be used for injection. A Phase I report has been approved by DOE, and approval to move to Phase II cost-shared drilling has been granted. Ormat completed the first exploration well (well 38-34) to 3000 feet in June 2011. A second well (35-34), partially funded through the DOE program, was completed during October 2011 and is undergoing evaluation and well testing. A third slim well site has been permitted and may be drilled in conjunction with the DOE program. Four full-size well sites are also in the process of receiving approval from the Oregon Department of Geology and Mineral Industries (“DOGAMI”) and the Army Corps of Engineers for sites determined to be in a wetland. Additionally, a “push-core” shallow temperature survey of approximately 10 sites down to approximately 100 feet depth has been completed to better define the reservoir extent and support well siting.

Edna Mountain Project – Humboldt County - Nevada

The Company acquired federal geothermal leases covering an 11 square mile (7,072 acre) parcel of land on Edna Mountain during the 2010 financial year. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicates a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly indicated by two geothermal prospect wells that is significantly larger than previously recognized.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

During the quarter, an exploration program commenced with a two-metre temperature survey to map the shallow thermal anomaly, which will enhance our understanding of the distribution of fluid flow on the property. Data from the survey is currently being processed and interpreted. Further work planned includes detailed geological mapping, geophysical surveying and thermal gradient drilling.

New Truckhaven Project – Imperial Valley - California

The Company acquired Federal and private leases covering a 9.3 square mile (5949 net mineral acres) parcel of land in the Imperial Valley, California from IAE during the second calendar quarter of 2011. The property is located on the west side of the Salton Sea in a largely undeveloped area accessible by Highway 86 and intersected by an Imperial Irrigation District transmission line.

The Imperial Valley is one of the world's premier geothermal areas and the New Truckhaven property covers a broad thermal anomaly identified in shallow and 1500-ft deep gradient holes and two deep production test holes. Previously drilled test wells found temperatures from 350-375°F (177-190°C). NGP has identified reservoir delineation and confirmation drilling targets and is preparing permit applications. NGP is evaluating multiple sources of water supply, transmission line access points, and the regional market for PPAs. These activities are part of an overall feasibility study for the project. The project, assuming it proceeds through feasibility, is not expected to begin producing power prior to the current 30% ITC/grant expiration date, December 31, 2013.

East Brawley Project – Imperial Valley – California

The Company also acquired from IAE private geothermal leases covering six square miles (3843 net mineral acres) of land at East Brawley, California. The leases include part of the centre of a thermal anomaly immediately south of recent drilling by Ram Power at its Orita project. The existing wells on the East Brawley property report temperatures between 500-580°F (250-304°C). Ram Power released test results from the Orita-2 well, located 1/2 mile north of the East Brawley property: the well was reportedly tested at 8-10 MW with resource temperatures of 570°F (299°C).

NGP is commencing work for well permits including preliminary siting of exploratory wells.

South Brawley Project – Imperial Valley – California

The Company also acquired from IAE a 50% leasehold on three square miles (1920 acres) of private land at the South Brawley geothermal area. NGP will determine if a secure land position can be established. No physical work is planned in the immediate future.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

Results for the quarter ended September 30, 2011

	Quarter ended	Quarter ended	Variance	%
	September 30,	September 30,
	2011	2010
Net power production (MWh)	66,210	75,065	(8,855)	(12%	)
Revenue	$5,223,669	$6,857,017	$(1,633,348)	(24%	)
Gross profit	2,975,892	3,849,929	(874,037)	(23%	)
Resource property expenses	(542,396)	(9,909)	(532,487)	5,374%
General and administrative expenses	(1,256,549)	(2,362,263)	1,105,714	(47%	)
Operating profit	1,176,947	1,477,757	(300,810)	(20%	)
Net loss	(3,679,334)	(4,018,976)	339,642	(8%	)
Net loss per share (basic and diluted)	(0.03)	(0.04)	0.01	(25%	)
Cash from operating activities	2,614,199	3,008,046	(393,847)	(13%	)
Cash from (used in) investing activities	7,380,519	(16,722,168)	24,102,687	(144%	)
Cash (used in) from financing activities	(5,562,408)	19,714,672	(25,277,080)	(128%	)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	December 31,	March 31,	June 30,	September 30,
	2010	2011	2011	2011
Revenue	$5,779,830	$6,326,960	$5,893,010	$5,223,669
Gross profit	3,454,934	4,080,008	3,135,648	2,975,892
Gross profit %	60%	64%	53%	57%
Depreciation and amortization included in direct cost of energy production	1,240,651	1,311,700	1,338,964	1,224,032
Gross profit % excluding depreciation and amortization	81%	85%	76%	80%

Power production for the three months ended September 30, 2011 averaged 30 MW (net) compared to 34 MW (net) during the quarter ended September 2010. The reduction is mainly due to the pump failure discussed above. The revenue for the September 2010 quarter also included a settlement of $1 million in respect of an electrical incident during January 2010 which had shut down production for several weeks during January and February 2010. If the effect of the settlement is excluded, revenue is 11% below the comparative quarter.

The gross profit margin excluding depreciation and amortization was 80% for the quarter. Power production is normally highest during the colder months of the year due to increased plant efficiencies. This is reflected in higher gross profit margins during winter months since the majority of the direct costs of energy production do not vary with production. The gross profit margin for the quarter ended June 30, 2011 was also negatively affected by the inclusion of costs incurred as a part of NGP I’s wellfield testing program which had not qualified for capitalization. Similar costs were not incurred during the September quarter. The quarter ended December 2010 includes the effect of a seven day maintenance outage during November 2010.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Resource property expenses increased to $542,396 for the quarter, mainly due to spending on the North Valley and Truckhaven projects. During the comparative quarter, the Group focused on the Blue Mountain property, rather than other projects. General and administrative expenses decreased by 47% compared to the comparative quarter, mainly due to the inclusion of an EIG loan prepayment fee of $1.5 million in the September 2010 quarter. If the effect of this is removed, costs increased by $414,834. The majority of the increase relates to non-cash items such as fair value movements on the cash settled option, impairment losses on available for sale investments and adjustments to the value of asset retirement obligations, but the non-capitalized portion of salaries and wages also increased, along with consulting fees.

The reduction in the net loss for the quarter compared to the quarter ended September 2010 results mainly from a decrease in finance costs. A capital repayment of $76.9 million on the 14% EIG loan was made on September 3, 2010 upon the closing of the 4.14% John Hancock loan. The repayment reduced the total interest costs associated with the Blue Mountain project significantly.

During the quarter, the Group made interest payments of $4.0 million (included in financing activities in the cash flow statement) and capital repayments of $1.5 million on its long-term liabilities, and received $7.9 million in government grants.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net (loss) profit	Net (loss) profit per
			share
			(Basic and diluted)
Quarter ended
September 2011	$5,223,669	$(3,679,334)	$(0.03)
June 2011	5,893,010	(2,347,723)	(0.02)
March 2011	6,326,960	(1,218,261)	(0.01)
December 2010	5,779,830	328,792	0.00
September 2010	6,857,017	(4,018,976)	(0.04)
June 2010	6,231,221	(3,679,944)*	(0.04)*
March 2010	2,963,744	(5,664,233)*	(0.06)*
December 2009	2,644,045	(6,801,687)*	(0.07)*

* Canadian GAAP: These numbers have not been restated to IFRS

Prior to start up of the Blue Mountain power plant, the Company’s net loss arose primarily from the activities of its corporate head office. The Blue Mountain power plant began operating during the quarter ended December 2009. The quarter ended March 2010 was negatively affected by a plant outage, which was the subject of a settlement reached in the September 2010 quarter. The September 2010 quarter revenue includes the cash portion of the settlement of $1,000,000, but was also negatively affected by a pump replacement, leading to higher repairs and maintenance expenses. The quarter ended December 2010 was favourably affected by non-cash gains (approximately $3.6 million) associated with changes in estimates relating to the EIG loan and a reduction in the value of the cash settled option that resulted from a downward revision of the longer term forecast of power production at Blue Mountain. The quarter ended March 2011 also includes a non-cash gain of $901,186 on the revaluation of the cash settled option and the quarter ended June 30, 2011 includes a further $1.1 million non-cash gain on revaluation of the cash settled option. Observable trends in the quarterly information presented may not be meaningful.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include funding, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to changing the terms of the EIG loan, an anticipated DSCR covenant breach at December 31, 2011, the outlook for Blue Mountain power production and cash generation, and successfully raising additional tax assisted funds. These risks affect the ability to manage compliance with EIG loan terms. The Blue Mountain project is dependent upon changes to EIG loan terms, as well as successfully redistributing and/or stimulating and testing injection wells to support currently forecast power production and paying down the EIG loan with funds from a financing to monetize tax benefits. In addition, the Company is dependent upon raising equity for its ongoing expenses and developing its project pipeline.

If the EIG loan terms remain unchanged, at the currently forecast “most reasonable” power production, the Company is not able to service the EIG loan for its full term. To achieve the currently forecast power production, and to maintain John Hancock covenant compliance over the full loan term as well as meet the terms of its PPA with NVE, the Company must be successful with its current injection redistribution and stimulation program and/or follow-up wellfield work. In the short term, following the current reinjection and stimulation program, modelling suggests power production will increase to the PPA minimum and result in sufficient revenue to meet the John Hancock loan covenants. Without a successful reinjection and stimulation program there is a possibility of breaching John Hancock loan covenants and/or incurring penalties under the PPA with NVE for the cost of electricity and renewable energy credits. If a breach of John Hancock loan covenants is forecasted at any time during the loan term this may result in cash that would otherwise be paid to EIG being trapped, to either pay down the John Hancock loan or fund resource remediation work. Also, PPA penalties could result in less cash available for lenders. Either or both may result in higher EIG loan balances and even more uncertain EIG repayment. The Company currently anticipates breaching the EIG DSCR at December 31, 2011 and there is some risk that cash generation may not be sufficient to make the minimum EIG interest payment during the quarter as a result of the September pump failure. In the event of a default, EIG may elect to call the loan and execute upon its security, which may result in loss of the Blue Mountain equity and the Blue Mountain Faulkner 1 plant, a material adverse event.

Under a letter agreement between the Company and Ormat relating to the joint venture for the development of the Crump project Ormat will finance 100% of the initial development activities on the project. After the initial development expenses are complete, the parties will each be responsible for financing their 50% share of costs, although the Company can borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Ormat has the right to withdraw from the project prior to completing its initial $15 million development expenditure obligation. In this event, Ormat’s 50% interest in the project reverts to the Company, and the unpaid portion of the $2.5 million payment to the Company is no longer due. There will however not be any reimbursement to Ormat in respect of their expenditures on the project. If drilling costs exceed $45 million and/or construction funding is unavailable when needed, the Company’s 50% interest at its Crump Geyser project is diluted, although the Company’s interest in the project is protected by a 20% floor and the right to repurchase its interest (to a maximum of 50%) from proceeds of permanent project financing when Commercial Operation begins.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

The Company and Ormat intend to apply for a 30% ARRA cash grant in 2014. To qualify, 5% of the project expenditures must be completed prior to December 31, 2011 and the project must be in commercial operation by December 31, 2013. CGC intends to complete the project within this timeframe.

In August 2009, the Company began supplying power to NVE under a 20-year PPA. By October of that year it was supplying approximately 20 MW (net) and during November 2009 the Company declared Commercial Operation, committing to an average supply amount of 36.1 MW. By March 31, 2010 the Company had increased power output to approximately 47 MW (gross), 36 MW (net). However, from January 16, 2010 to March 5, 2010 the Company was unable to produce power at the contracted supply amount due to a disruption resulting from incorrect electrical cable installation, and declared Force Majeure. Under the PPA, the Company is liable for the replacement cost of energy and PCs if energy delivered falls below a contracted minimum, which at the time was 92.5% of the supply amount for the year ended December 31, 2010. NVE challenged the Company’s Force Majeure claim and deducted $76,698 from an invoice payment. The Company is challenging NVE’s claim, but has included the expense item in the quarter ended June 30, 2011. The Company believes its Force Majeure claim has merit.

The Blue Mountain PPA provided that the Company could nominate higher power production until November 20, 2010 but, since the Company has not demonstrated sustainable power production above the PPA minimum, lenders will not permit higher nomination under the PPA than the PPA minimum until third party consultants support higher sustainable production following future drilling, injection re-distribution, stimulation and testing. Waivers and/or PUC approval may also be necessary before power production and delivery can be increased. The Company has nominated the PPA minimum power supply, approximately 34 MW, for the 2012 calendar year and anticipates nominating a 3% reduction annually until higher power production can be supported, consistent with the PPA minimum and the John Hancock Note Purchase Agreement.

The Company anticipates current injection redistribution, stimulation and testing will be successful in maintaining the PPA minimum power supply. However, there is no certainty the Company will continue to meet this requirement. GeothermEx, a third party resource consultant, has updated its reservoir model and it supports power production above the PPA minimum. However, in the event that the Company is unable to fulfill the requirements of the PPA, and if NVE or its PUC will not agree to amend the terms of the PPA, then the Company could be liable for additional NVE power purchase costs and additional costs to replace PCs. Also, there is some risk that NVE would elect to terminate the PPA.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits, grants, loan guarantees and investment tax credits, changes in technology, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations. While the Company has sufficient funds for near term expenditures, in the future the Company may not be able to raise or generate sufficient funds to pay general and administrative expenses and fund project development. While it has been successful to date, there is no assurance that the Company will be successful in the future.

As a result of cash collateralizing the NVE letters of credit and funding loan reserve accounts the Company holds large investments with Bank of the West, an A+/A-1 (S&P) rated Western US bank (approximately $4.1 million), and Wilmington Trust Co, a A/A-1 (S&P) rated US bank (approximately $18.2 million). The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any material impediment to its interest in these properties.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

TRANSACTIONS WITH RELATED PARTIES

The Group’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Group and consist of the Board of Directors and the Executive management team.

	Quarter ended	Quarter ended
	September 30,	September 30,
	2011	2010
Key management compensation
Short-term employee benefits & directors fees	$197,439	$188,454
Share-based payment	5,453	306
Consulting fees (non-executive directors)	39,297	549,788
Joint venture (CGC)
Consulting revenue	3,028	-

Consulting costs for the three months ended September 30, 2010 primarily resulted from success fees paid to a director in connection with arranging the John Hancock loan.

Balances owing to (by) related parties:

	September 30,	June 30,	July 1,
	2011	2011	2010

Key management personnel	$25,180	$47,266	$71,693
Joint venture (CGC)	(11,118)	(7,734)	-

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2011, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Under the terms of its loan with John Hancock the Company has provided reserve funds (included in restricted cash) of approximately $5.1 million for a debt service reserve, as well as additional reserves for drilling expenditure, plant maintenance and property tax. Under the John Hancock loan terms if the forecast DSCR falls below 1.45 the Company must fund a third party approved plan to restore the coverage ratio, either from higher power production or loan repayment.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event or an NVE emergency.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration.

On November 1, 2010, the Company announced it had entered into a letter agreement under which the Company and Ormat intend to enter into a joint venture agreement to develop the Crump Geyser project, as more fully discussed in the financial statements and elsewhere in this document.

On May 31, 2011, the Company acquired IAE's geothermal assets comprised of the geothermal leases at the New Truckhaven, East Brawley and South Brawley projects in the Imperial Valley, Southern California. The Company paid approximately $680,000 in cash and issued 6,074,069 shares as consideration.

The Company will continue to assess opportunities as they arise.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future. The most significant areas of estimation are the following:

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets

The Group depreciates or amortizes its property, plant and equipment and intangible assets over their estimated useful lives. The actual lives of these assets can vary depending on a variety of factors, including geothermal resource characteristics and management, technological innovation and maintenance programs.

Residual values are estimated as the amount the Group would currently obtain from disposal of the asset if the asset were already of the age and condition expected at the end of its useful life.

Impairment of assets

Property, plant and equipment, intangible assets and resource property interests are assessed for impairment at the end of each reporting period. The identification of impairment indicators as well as determination of assumptions used in impairment tests involve significant judgement.

Classification of CGC as a joint venture

The classification of CGC as a joint venture is based on the contractual arrangement in place, which details the roles and responsibilities of the joint venture partners, as well as the management committee that has been established.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Estimate of future cash flows associated with the EIG loan

Management has determined that it is not possible to make an estimate of the future cash flows associated with the EIG loan at this time, due to the uncertainties surrounding repayment and possible restructuring discussed above. Under normal circumstances, the Company would update its estimate of the future cash flows associated with the EIG loan, resulting in a gain or loss on change of estimate being recognized in the income statement. As at September 30, 2011 and June 30, 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate possible.

Cash settled option

The value of the cash settled option has been reduced to zero, due to the expectation that BM Holdco will not be able to service the EIG loan for the full loan term without higher power production and / or a restructuring of the loan terms.

The calculation of the fair value of the asset retirement obligation

The ultimate amount of the site restoration and reclamation costs that will have to be incurred is uncertain due to uncertainty regarding the extent of the liability and the costs that will have to be incurred to settle the liability. In addition, the timing of the settlement of the obligation is uncertain.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Adoption of IFRS

The Company prepared its financial statements for the quarter ended September 30, 2011 in accordance with IFRS for the first time. The Company’s consolidated financial statements for the year ending June 30, 2012 will be its first annual financial statements prepared in accordance with IFRS. For all periods up to and including June 30, 2011 the Company prepared its financial statements in accordance with the previous Canadian GAAP. The Company’s transition date to IFRS is July 1, 2010. The interim consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending June 30, 2012. Amounts in the consolidated financial statements for the year ending June 30, 2012 may ultimately differ from the numbers presented in this note if new standards are adopted prior to June 30, 2012 or the Company modifies the choices made with regard to its accounting policies under IFRS.

The comparative numbers presented have been restated to IFRS, except where otherwise indicated. Details of the effect of the change are presented in note 31 to the consolidated financial statements for the quarter ended September 30, 2011. The main changes are as follows:

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Recognition and measurement of Resource property interests

The most significant difference between the previous Canadian GAAP accounting policies and the IFRS accounting policies relates to the criteria for the recognition and measurement of resource property interests. The Company reviewed the guidance available in IFRS and selected a policy whereby costs relating to the acquisition of resource properties are capitalized, but costs relating to the exploration for and evaluation of resource properties are recognised in profit or loss when incurred if costs relate to expenditure on activities undertaken with the prospect of surveying geothermal areas where exploitation probability is uncertain. Development costs relating to geothermal properties are capitalized under the policy. Under the IFRS policy selected, a significant part of the carrying amount of resource property interests including amounts that have been transferred to wellfield (included in property, plant and equipment), would not have met the criteria for capitalization. The result of the change was to reduce the cost of property, plant and equipment carried on the balance sheet by approximately $47.0 million and to reduce the carrying value of resource property interests by approximately $4.3 million as at June 30, 2011 (July 1, 2010 - $1.4 million). The change has resulted in a reduction of the depreciation expense, but an increase in resource property expenses included in the income statement.

Asset retirement obligations

Asset retirement obligations are treated as provisions under IFRS, whereas Canadian GAAP included rules specific to asset retirement obligations. The change has resulted in an increase in the liability recognized and in the corresponding amount included in property, plant and equipment for the Blue Mountain project, resource property interest for the ARO recognized upon acquisition of the New Truckhaven project and operating expenses for AROs arising in projects were expenses are not yet capitalized. The increase arose primarily as a result of the use of different discount rates.

Foreign currency translation reserve

The foreign currency translation reserve has been reset to zero as at date of conversion, as allowed by IFRS 1, First-time Adoption of International Financial Reporting Standards.

Joint venture accounting

The recognition of deferred gains relating to contributions from other joint venture partners is not allowed under IFRS. Accordingly, the funding of current CGC activities by Ormat reduces the amount included in resource property expenses in the income statement. The Company expects to continue to use proportionate consolidation to account for joint ventures until the 2014 financial year, at which point IFRS 11, Joint Arrangements becomes effective for the Company. IFRS 11 requires joint venture to be accounted for using the equity method.

Cash flow statement

The main changes to the cash flow statement are that spending on resource properties that had previously been capitalized and included in investing activities is now included in operating activities if expensed, and that interest payments that were previously included in operating activities under Canadian GAAP are now included in financing activities (except for interest capitalized, which remains in investing activities).

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Future changes in accounting policies

IAS 12: Deferred Tax: Recovery of Underlying Assets

The amendment deals with the treatment of property, plant and equipment measured under the revaluation model in IAS 16 or investment properties measured using the fair value model in IAS 16 and is not expected to have a material effect on the Company’s consolidated financial statements. The amendment is required to be applied for periods beginning on or after January 1, 2012.

IFRS 9, Financial Instruments
IFRS 10, Consolidated Financial Statements
IFRS 11, Joint Arrangements
IFRS 12, Disclosure of Interests in Other Entities
IFRS 13, Fair Value Measurement
IAS 19, Employee Benefits (amended 2011)
IAS 27, Separate Financial Statement (amended 2011)
IAS 28, Investments in Associates (amended 2011)

The standards and amendments listed above are required to be applied for periods beginning on or after January 1, 2013. The adoption of the above standards is not expected to have a material effect on the Company’s consolidated financial statements, with the exception of IFRS 11, Joint Arrangements. IFRS 11 requires that the equity method be used to account for joint ventures in consolidated financial statements. The Company currently uses proportionate consolidation to account for its interest in CGC. The impact of this change will depend on the status of the project at the time the new accounting policy is adopted, and cannot be determined at this stage.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, available for sale financial assets, accounts payable and accrued liabilities, long-term payables, long-term liabilities, lease obligations and the cash settled option. Long-term liabilities, lease obligations and long-term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

The cash settled option was revalued to zero during the 2011 financial year to reflect lower power production at Blue Mountain. An increase in the estimated future plant production or a restructuring of the EIG loan terms could result in an increase in the estimated future fair value of the BM Holdco equity, which would result in an increased liability in respect of the cash settled option. Fair value adjustments to the cash settled option are included in operating profit.

Long-term liabilities are initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method. Under normal circumstances, the Company would have updated its estimate of the future cash flows associated with the EIG loan to reflect the lower power production forecast, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of June 2011 and September 30, 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate was possible. The Company will continue to record interest based on this estimate until the uncertainty is resolved, at which time the adjustment to the financial statements could be material.

The John Hancock and EIG loans both have fixed interest rates, and are accordingly subject to fair value interest rate risk, rather than cash flow interest rate risk.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letter of credit and funding reserve accounts for the John Hancock loan, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank and a money market fund at Wilmington Trust Co, an A/A-1 (S&P) rated US bank.

The Group does not have any hedging activities.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares without par value, 25,000,000 first preferred shares without par value, and 25,000,000 second preferred shares without par value. Refer to Note 21 of the financial statements for the three months ended September 30, 2011 for more information. As of the date of this report, the Company had 122,410,573 common shares, 8,407,500 stock options and 26,175,000 warrants outstanding with various exercise prices, terms and exercise dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 157,993,073 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

At September 30, 2011 the Company had $13.6 million in cash and equivalents on hand, and working capital of $13.3 million. During the quarter, approximately $1.5 million was repaid on the John Hancock loan and approximately $9.1 million of the September 30, 2011 cash balance was held for payment on the EIG loan shortly after quarter end. The Company’s projects at Blue Mountain and Crump should not require significant further parent funding, and approximately $3.9 million cash in the remainder of the Group is available to fund corporate costs of approximately $1.4 million per quarter and discretionary development plans. The Company plans to seek funds for its other projects and is accordingly discussing funding with investment banking representatives.

As indicated earlier the Company’s subsidiary, BM Holdco, will not comply with the EIG loan DSCR on December 31, 2011. At March 31, 2011, a revised, downward forecast of the Blue Mountain power production suggested the Company may be unable to service the EIG loan for the full loan term and, since this forecast remains most reasonable at September 30, 2011 it is not possible to make a reliable estimate of the cash flows associated with the loan.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

The Company has engaged Marathon Capital to assist with a tax assisted financing for Blue Mountain and is discussing Nevada Geothermal Power Inc. financing alternatives with other advisors. From approximately $2.5 million remaining in an $8.4 million reserve set aside from the John Hancock loan proceeds for development drilling, the Company anticipates funding planned injection well connections and further stimulation and testing at Blue Mountain that is expected to improve power production to the current “most reasonable” forecast –approximately 35 MW declining 2.5% per year. The Company’s subsidiary BM Holdco, which holds a 100% interest in NGP I, is permitted to defer 6% of the 14% interest owed to EIG and a tax assisted financing, if available, is expected to permit further repayment of the EIG loan. Nevertheless the Company will not comply with the EIG DSCR at December 31, 2011 and there is some risk that the Company may not generate sufficient cash in the quarter ending December 31, 2011 to fund the minimum EIG interest payment as a result of the September pump failure. In addition, after a forecasted tax assisted financing and further EIG loan repayment, the “most reasonable” current power production forecast does not support servicing the EIG loan for its full term. Accordingly, the Company is continuing discussions with EIG regarding potential changes to the loan terms. At September 30, 2011, and currently, the outcome of these discussions and the EIG loan repayment schedule is subject to considerable uncertainty.

On September 3, 2010, NGP I closed a $98.5 million 20 year loan with John Hancock, 80% guaranteed by the DOE under the FIPP. The John Hancock loan interest rate is fixed at 4.14% per annum and, as mentioned, $8.4 million was set aside to fund drilling additional wells at Blue Mountain. The Company drilled two wells and has received approval for spending a portion of the remaining funds (approximately $2.5 million) on an injection redistribution and stimulation and testing program. Approximately $1.2 million has been spent on the stimulation and testing program to date. In addition to supporting power production at the “most reasonable” forecast the injection redistribution, stimulation and testing program is expected to ensure compliance with a covenanted 1.45 DSCR. In the event a 1.45 DSCR cannot be forecasted for the full loan term, the Company has committed to fund an additional drilling reserve account or pay down the John Hancock/DOE loan. Third party reservoir modelling currently supports the covenanted 1.45 DSCR ratio but if the program is unsuccessful funds that would otherwise be available to EIG will be trapped to fund this 1.45 DSCR commitment to John Hancock, meaning the EIG loan balance will grow more quickly and the EIG repayment schedule will become subject to more uncertainty.

The Blue Mountain PPA with NVE permits a 3% annual decline in power production from the 2011 35MW commitment. In the event of a faster forecast decline, after the current injection redistribution and stimulation are complete, there may be some doubt the Company will be able to fulfil its PPA requirements. If NVE will not agree to amend the terms of the PPA then the Company faces a potential liability for NVE power purchase costs and potential additional costs to replace Portfolio Energy Credits (“PCs” are a form of renewable energy credit). These potential liabilities may complicate discussions with John Hancock and DOE regarding the Company’s ability to meet the 1.45 DSCR over their full loan term, and further increase EIG repayment uncertainty.

The Company does not plan to fund significant further expenditures at Blue Mountain; rather we plan to employ funds remaining in the John Hancock drilling reserve (approximately $2.5 million) and discuss potential adjustments to loan terms with EIG. Corporate commitments, excluding Blue Mountain expenses, are approximately $1.4 million per quarter for ongoing expenses plus non discretionary leasehold payments. The Company’s project at Crump, subject to a successful development program, will be primarily funded by Ormat under the joint venture agreement. The Company is conserving cash, making only mandatory project payments, until new funds are raised. The Company is in discussion with advisors concerning funding.

The EIG loan matures November 30, 2023 and the balance outstanding at September 30, 2011 was approximately $91.3 million. The Company will not receive cash, beyond payment for services provided, from the Blue Mountain project, until NGP I meets the contracted coverage ratio and the EIG loan balance meets a scheduled target balance ($63.8 million at September 30, 2011). The Company has received $300,000 payments from Ormat for its 50% interest in the Crump joint venture and anticipates $500,000 during November 2012 and the remaining $1.7 million, subject to Ormat’s continued participation in the joint venture, during November 2013 or on the Commercial Operation Date, whichever is earlier. Therefore, the Company is dependent upon its available cash (approximately $3.9 million) and its ability to raise additional funds to support ongoing operations, maintain minimum property commitments and to develop New Truckhaven.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

Due to the uncertainty regarding the outcome of the discussions with EIG regarding potential changes to the loan terms, the ongoing testing and stimulation program at Blue Mountain and the Company’s ability to pay the EIG loan down with the proceeds of a tax assisted financing it is not possible to reliably forecast future cash flow. It is likely that the effect on the financial statements will be material when the uncertainty is resolved and if the outcome of the discussions with EIG does not result in loan terms with which the Company can comply, EIG may be in a position, shortly, to assert default and exercise its security rights in the BM Holdco equity.

Contractual	Payments due by period
obligations	Total	Less than 1	1 – 3 years	4 – 5 years	After 5 years
		year
Long-term debt *	$120,621,272	$9,959,489	$19,294,913	$18,522,197	$72,844,673
Long-term payables	503,542	276,980	226,562	-	-
Capital lease obligations	34,148	9,530	19,060	5,558	-
Operating leases	1,041,929	227,519	467,745	346,665	-
Resource property leases	7,046,451	663,014	1,134,286	1,105,739	4,143,412
Work commitments	598,565	10,426	234,037	145,997	208,105
Purchase obligations	256,153	256,153	-	-	-
Total contractual obligations *	130,102,060	11,403,111	21,376,603	20,126,156	77,196,190

* Excludes the EIG loan

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date -and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months ended September 30, 2011

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the unaudited interim financial statement for the three months ended September 30, 2011, the audited financial statements for the year ended June 30, 2011, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.